SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                               MEDIQ INCORPORATED
                      -----------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                  PREFERRED STOCK, PAR VALUE $.50 PER SHARE *
                      -----------------------------------
                         (Title of Class of Securities)


                                  584906 10 1
                                 584906 20 0 *
                      -----------------------------------
                                 (CUSIP Number)


                               Bernard J. Korman
                             c/o MEDIQ Incorporated
                                One MEDIQ Plaza
                          Pennsauken, New Jersey 08110
                                 (609) 665-9300
                      -----------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                 March 14, 1995
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/.

This amendment is filed for the purpose of amending the intention of the reporting person with respect to holdings of the Issuer's securities, as more fully described in Item 4 of this report.

* The Series A Preferred Stock is convertible on a one-for-one basis into Common Stock.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 584 906 101                                         Page 2 of 6 Pages
          584 906 200
--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bernard J. Korman                            SSN: ###-##-####
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                        (b) /_/
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           SC,  BK,  WC,  PF,  00
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            /_/
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
--------------------------------------------------------------------------------
             7.         SOLE VOTING POWER
                        2,773,447 Common
                        779,826 Preferred*
NUMBER OF    -------------------------------------------------------------------
SHARES       8.         SHARED VOTING POWER
BENEFICIALLY            79,208 Common
OWNED BY                21,204 Preferred*
EACH         -------------------------------------------------------------------
REPORTING    9.         SOLE DISPOSITIVE POWER
PERSON                  2,773,447 Common
WITH                    779,826 Preferred*
             -------------------------------------------------------------------
             10.        SHARED DISPOSITIVE POWER
                        79,208 Common
                        21,204 Preferred*
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,852,655 Common
           801,030 Preferred*
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /_/
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.7% Common
           12.5% Preferred*
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* The Series A Preferred Stock is convertible on a one-for-one basis into Common Stock.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $1.00 per share, (the "Common Stock") and Series A Preferred, par value $.50 per share, (the "Preferred Stock") of MEDIQ Incorporated (the "Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at One MEDIQ Plaza, Pennsauken, New Jersey 08110.

Item 2. Identity and Background.

(a) The name of the person filing this statement is Bernard J. Korman. References hereinafter to "Mr. Korman" are to Bernard J.
Korman.

(b) Mr. Korman's business address is MEDIQ Incorporated, One MEDIQ Plaza, Pennsauken, New Jersey, 08110.

(c) Mr. Korman's present principal employment is President, Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d) Mr. Korman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Korman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Korman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On March 14, 1995, Mr. Korman, together with certain other members of the management of the Issuer (the "Management Group"), submitted an offer to acquire all of the outstanding common and preferred stock of the Issuer and repay or assume all debt of the Issuer and its subsidiaries in a transaction valued at approximately $437 million (the "Proposed Transaction"). The offer is in response to the strategic plan to enhance stockholder value adopted by the Issuer's Board of Directors and has been referred to the Special Committee of the Board appointed for this specific purpose.

Pursuant to the terms of the Proposed Transaction, stockholders would receive $6.87 for each share of Common Stock and Preferred Stock, consisting of $4.00 in cash and $2.87, representing the current market value on a per share basis of the Issuer's publicly traded equity interests in MMI Medical, Inc. (NASDAQ:
MMIM), NutraMax Products, Inc. (NASDAQ:  NMPC), and PCI Services,
Inc. (NASDAQ: PCIS), and the face value of a note receivable from Mental Health Management, Inc. (AMEX: MHM). The equity interests and note would be distributed either directly to the Issuer's stockholders or to a liquidating trust for the benefit of such stockholders.

The offer is conditioned upon negotiating and executing a mutually acceptable merger agreement by April 14, 1995, and is subject to certain other conditions including financing, and among other matters specifically encourages the Special Committee of the Board to continue to solicit other acquisition proposals from interested parties.

The Management Group has been pursuing various sources of financing for the purchase price of the Proposed Transaction, which may include bank financing, assumption of indebtedness of the Issuer, public or private debt financing and/or equity contributions. Mr. Korman intends to use his personal funds, working capital or assets as a portion of the funds needed for the Proposed Transaction. It is anticipated that the assets of the Issuer will be used to collateralize a portion of the indebtedness incurred to complete the Proposed Transaction. As of the date of this report, no such financing arrangements have been finalized.

Item 4.  Purpose of Transaction.

The shares of Common Stock and Preferred Stock which Mr. Korman beneficially owns (as described in Item 5) were acquired as an investment.

Mr.Korman, in his capacity as President and Chief Executive Officer, as a member of the Board of Directors and as a stockholder, has explored various alternatives to maximize shareholder value. The Proposed Transaction was presented to the Company as a possible means of furthering that objective.

Mr. Korman reserves the right to acquire beneficial ownership of additional shares of Common Stock or Preferred Stock in the open market or in private transactions, to dispose of some or all of the Common Stock or Preferred Stock owned by him, or take any other action or actions with respect to the Common Stock and Preferred Stock as he deems advisable. Any such future determinations may be made by Mr. Korman in light of the then current financial condition of the Issuer, the market price of the Common Stock or Preferred Stock (or other securities of the Issuer), other investment opportunities and other factors deemed relevant by Mr. Korman.

The purpose of the Proposed Transaction is for the Management Group to acquire all of the outstanding Common Stock and Preferred Stock for the purpose of obtaining control of the Issuer. The Proposed Transaction, if approved by the Issuer and completed, could involve a merger of the Issuer with a to-be-formed acquisition corporation, changes in the Issuer's Board of Directors, changes in the capitalization and dividend policy of the Issuer, and/or the delisting of the Common Stock and Preferred Stock from the American Stock Exchange and the termination of the registration of the Common Stock and Preferred Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Mr. Korman reserves the right to change his plans or intentions at any time and to take any and all actions he may deem appropriate.

Except as described above, Mr. Korman has no specific plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Korman is the beneficial owner of: 2,051,625 shares of Common Stock (which includes 21,204 shares held as a custodian for children; 386,667 shares that would be acquired upon conversion of outstanding debentures of the Issuer, which are convertible into Common Stock at a current conversion price of $7.50 per share of Common Stock (the "Debentures"); 12,228 shares held in retirement accounts; 36,800 shares owned by Mr. Korman's spouse; and currently exercisable options to acquire at a purchase price of $2.839 per share 500,000 shares of Common Stock); and 801,030 shares of Preferred Stock

(which includes 21,204 shares held as a custodian for children), which is convertible into Common Stock on a one-for-one basis.

Based upon the Quarterly Report on Form 10-Q of the Issuer for the fiscal quarter ended December 31, 1994, 17,746,714 shares of Common Stock and 6,401,089 shares of Preferred Stock were outstanding on February 9, 1995. Assuming the exercise of all options held by Mr. Korman, the conversion of the Debentures into shares of Common Stock, and the conversion of all shares of Preferred Stock beneficially owned by Mr. Korman into Common Stock, Mr. Korman's Common Stock holdings would aggregate 2,852,655 shares out of 19,432,161 shares (which includes shares subject to conversion of the Debentures and Preferred Stock and shares subject to exercise of options held by Mr. Korman) of Common Stock, which represents approximately 14.7% of the shares of Common Stock, and 801,030 shares out of 6,401,089 shares of Preferred Stock, which represents approximately 12.5% of the shares of Preferred Stock.

(b) Mr. Korman has sole voting and dispositive powers with respect to 2,773,447 shares of Common Stock and 779,826 shares of Preferred Stock, and shared voting and dispositive powers with respect to 79,208 shares of Common Stock and 21,204 shares of Preferred Stock, which is shared with Mr. Korman's spouse (as to 36,800 shares of Common Stock) and former spouse (as to 21,204 shares of Common Stock and 21,204 shares of Preferred Stock held in custodial accounts.


(c) Mr. Korman did not effect any transactions in shares of Common Stock or Preferred Stock in the last 60 days.

(d) The beneficiaries of custodial accounts in which 21,204 shares of Common Stock and 21,204 shares of Preferred Stock are held have the right to receive dividends on, and the proceeds from the sale of, such securities. Mr. Korman's spouse has the right to receive dividends on, and the proceeds from the sale of, the 36,800 shares of Common Stock which are owned by such individual.

(e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Korman owns outstanding debentures convertible into an aggregate of 386,667 shares of Common Stock, and has options currently exercisable to acquire for a purchase price of $2.839 per share 500,000 shares of Common Stock.


Item 7. Material to be Filed as Exhibits.

MEDIQ Incorporated Stock Option Certificate 93-1, dated August 25, 1993

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Bernard J. Korman
                                             -------------------------
                                             Bernard J. Korman



Dated:  March 15, 1995